SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 08 November 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  'Interim Results' announcement made on 08 November 2007



BT GROUP PLC

November 8, 2007


SECOND QUARTER AND HALF YEAR RESULTS TO SEPTEMBER 30, 2007

SECOND QUARTER HIGHLIGHTS

   - Revenue of GBP5,095 million, up 3 per cent

   - New wave revenue of GBP1,914 million, up 10 per cent

   - EBITDA before specific items(1) and leaver costs of GBP1,448 million, up 2 per cent

   - Net specific items charge before taxation of GBP182 million, principally relating to the group's transformation programme

   - Earnings per share before specific items(1) and leaver costs of 6.1 pence, up 2 per cent

   - Continued strong broadband net additions(2) of 479,000 of which BT's retail share was 37 per cent

HALF YEAR HIGHLIGHTS

   - Revenue of GBP10,128 million, up 3 per cent

   - New wave revenue of GBP3,729 million, up 10 per cent

   - EBITDA before specific items(1) of GBP2,822 million, up 3 per cent

   - Earnings per share before specific items1 of 11.7 pence, up 4 per cent

   - Interim dividend of 5.4 pence per share, up 6 per cent

   - Broadband end users(2) of 11.7 million at September 30, 2007 of which BT Retail now has over 4 million customers


The income statement, cash flow statement and balance sheet from which this information is extracted are set out on pages 19 to 25 .

(1) Before specific items which are significant one off or unusual items as defined in note 4 on page 29 .

(2) DSL and LLU connections.


Chief Executive's statement

Ben Verwaayen, Chief Executive, commenting on the second quarter's results, said:

"This is another solid set of results with revenue, EBITDA(1) and earnings per share(1) all continuing to grow. This is the twenty second consecutive quarter of year on year growth in earnings per share(1). We are achieving significant transformation of our business which will deliver further efficiencies alongside faster, better, smarter services for our customers. We continue to be the UK's number one retail broadband provider.

"Total BT Global Services contract orders in the quarter amounted to GBP1.6 billion, bringing the value of total orders achieved over the last twelve months to GBP9.2 billion.

"During the first half of the year we have made a number of acquisitions, both in the UK and overseas, to increase the breadth and depth of the services we offer our customers. These include Comsat International in Latin America, i2i in India and Brightview, Basilica and Lynx Technologies in the UK.

"I am delighted to welcome Sir Michael Rake as our new chairman and look forward to working closely with him. His dynamism and vision will help us succeed as we move through BT's transformation.

"Our confidence in the future performance of our business is reflected in the interim dividend of 5.4 pence per share, which is 6 per cent higher than last year. This shows our ongoing commitment to improving shareholder returns".


(1) Before specific items and leaver costs

                               RESULTS FOR THE SECOND QUARTER AND HALF YEAR
                                         TO SEPTEMBER 30, 2007
                           Second quarter                      Half year
                      ---------------------------------------------------------------
                       2007     2006     Better       2007     2006    Better (worse)
                       GBPm     GBPm    (worse)       GBPm     GBPm               %
                                              %
Revenue               5,095    4,941        3       10,128    9,805               3

EBITDA
- before specific
tems and leaver
costs                 1,448    1,418        2        2,873    2,804               2
- before specific
items                 1,405    1,385        1        2,822    2,747               3

Profit before taxation
- before specific
items and leaver
costs                   660      665       (1)       1,318    1,304               1
- before specific
items                   617      632       (2)       1,267    1,247               2
- after specific
items                   435      629      (31)       1,035    1,244             (17)

Earnings per share
- before specific
items and leaver
costs                   6.1p     6.0p       2         12.1p    11.8p              3
- before specific
items                   5.7p     5.7p       -         11.7p    11.3p              4
- after specific
items                   4.2p     5.7p     (26)        11.6p    11.3p              3

Capital                 799      812        2        1,702    1,527             (11)
expenditure

Free cash flow          171      338      (49)          19      321             (94)

Interim dividend                                       5.4p     5.1p              6

Net debt                                             9,618    8,079             (19)



The commentary focuses on the results before specific items and leaver costs. This is consistent with the way that financial performance is measured by management and we believe allows a meaningful analysis to be made of the trading results of the group. Specific items are defined in note 4 on page 29. Leaver costs are shown in note 3 on page 29.

The income statement, cash flow statement and balance sheet are provided on pages 19 to 25. A reconciliation of EBITDA before specific items to group operating profit is provided on page 34. A definition and reconciliation of free cash flow and net debt are provided on pages 31 to 33.


INTERIM MANAGEMENT REPORT

GROUP RESULTS

Second quarter ended September 30, 2007

Revenue was 3 per cent higher at GBP5,095 million in the quarter with continued strong growth in new wave revenue. EBITDA before specific items and leaver costs grew by 2 per cent, the seventh consecutive quarter of year on year growth. Earnings per share before specific items and leaver costs increased by 2 per cent to 6.1 pence, the twenty second consecutive quarter of year on year growth.

The strong growth in new wave revenue continued and, at GBP1,914 million, was 10 per cent higher than last year. New wave revenue is mainly generated from networked IT services and broadband and accounted for 38 per cent of the group's revenue. Networked IT services revenue grew by 12 per cent to GBP1,120 million and broadband revenue increased by 12 per cent to GBP543 million.

Continuing the drive towards becoming the global leader in networked IT services, BT Global Services secured total contract wins of GBP1.6 billion in the second quarter, with GBP9.2 billion achieved over the last twelve months.

BT had 11.7 million wholesale broadband connections (DSL and LLU) at September 30, 2007, including 3.2 million local loop unbundled lines, an increase of 2.4 million connections year on year. There were 479,000 connections in the second quarter with BT's retail share of those net additions at 178,000, being 37 per cent. BT Retail has strengthened its position as the UK's number one retail broadband provider and its total broadband customer base was 4,074,000 at September 30, 2007. This accounts for 35 per cent of the DSL and LLU total customer base.


Revenue

Revenue from the group's traditional businesses declined by 1 per cent year on year, compared to a decline of 4 per cent in the second quarter of last year. This is consistent with the recent trend of a slowing rate of decline in the traditional business and reflects the robust defence of our traditional business in a highly competitive market.

Major corporate (UK and international) revenue grew by 7 per cent. Migration from traditional voice only services to networked IT services continued with new wave revenue now representing 62 per cent of all major corporate revenue.

Revenue from smaller and medium sized UK businesses grew 3 per cent year on year, continuing the recent improving trend. New wave revenue increased by 16 per cent driven by growth in broadband and networked IT services. We continue to focus on innovative pricing plans and propositions that deliver value to our customer base by bringing together IT, broadband and communication services.

Consumer revenue was 3 per cent higher year on year, the first quarter of year on year growth in four years. Consistent with the group's strategy, growth in new wave revenue of 21 per cent continues to reduce our dependence on traditional revenue, which has declined by 1 per cent.

The 12 month rolling average revenue per consumer household increased by GBP5 in the quarter to GBP271, the seventh consecutive quarter of growth. This is a reflection of our customers' desire to use BT as their supplier of choice in the communications and IT market, with an increasing number taking multiple services from BT. Increased penetration of broadband and the growth of value added propositions have more than offset the lower call revenues. The proportion of contracted revenues remained consistent at 68 per cent.

Wholesale (UK and Global Carrier) revenue decreased by 2 per cent as the impact of volume and price reductions on DSL broadband revenue and the reduction in transit revenue was only partially offset by migrations to local loop unbundling arrangements (LLU). BT is providing the Post Office with its national consumer broadband and telephony service, which has now gone live, and active marketing of the service has begun at over 13,000 post offices across the UK.

Operating results

Group operating costs before specific items and leaver costs increased by 3 per cent year on year to GBP4,413 million. Staff costs before leaver costs increased by 2 per cent to GBP1,297 million, due to pay inflation as well as the cost of additional staff needed to support networked IT services contracts, increased network and 21CN activities and service improvements, the impact of which has been largely offset by savings from the group's efficiency programmes. Leaver costs before specific items were GBP43 million in the quarter (GBP33 million last year). Payments to other telecommunication operators increased by 2 per cent to GBP1,054 million. Other operating costs before specific items of GBP1,561 million increased by GBP119 million mainly due to increased cost of sales from growth in networked IT and other new wave services and increased levels of network and 21CN activities, which were partly offset by cost savings from our efficiency programmes. Depreciation and amortisation decreased by 1 per cent to GBP693 million as more traditional assets become fully depreciated, the effect of which has been only partially offset by higher depreciation on 21CN related assets as they start to be brought into use.

Group operating profit before specific items and leaver costs increased by 6 per cent to GBP755 million. Group operating profit margin before specific items and leaver costs increased to 14.8 per cent compared to 14.5 per cent in the prior year.


Earnings

Net finance costs were GBP92 million, an increase of GBP37 million against last year. This includes net finance income associated with the group's defined benefit pension scheme which was flat year on year at GBP105 million. The increase in net finance costs primarily reflects the higher net debt, higher interest on variable rate borrowings and fair value movements on hedges that do not qualify for hedge accounting under IAS 39.

Profit before taxation, specific items and leaver costs of GBP660 million decreased 1 per cent year on year.

The effective tax rate on the profit before specific items was 24.8 per cent (24.5 per cent last year) compared to the UK statutory corporation tax rate of 30 per cent, reflecting the continued focus on tax efficiency within the group.

Earnings per share before specific items and leaver costs increased by 2 per cent to 6.1 pence.

Specific items

Specific items are defined in note 4 on page 29. There was a total net charge after tax of GBP125 million (GBP2 million last year). There was a net operating charge before tax of GBP191 million in the quarter (GBP23 million last year). Restructuring costs of GBP167 million (GBPnil last year) relating to the group's transformation and reorganisation activities were incurred in the quarter, together with a GBP24 million (GBPnil last year) charge as a result of the review of circuit inventory and other working capital balances. Restructuring costs mainly comprised manager leaver costs and transformation programme costs. These were partly offset by a GBP9 million gain realised on business disposals.

Earnings per share after specific items were 4.2 pence in the quarter (5.7 pence last year).

Cash flow and net debt

Net cash inflow from operating activities in the second quarter amounted to GBP1,030 million compared to GBP1,191 million last year. This was reflected in free cash flow which was a net inflow of GBP171 million in the second quarter compared to GBP338 million last year. The lower free cash flow is primarily the result of the cash outflow relating to business transformation programme payments of GBP94 million together with the higher net working capital outflow of GBP234 million (GBP196 million last year) most of which is expected to reverse by the end of the financial year. The cash outflow for the purchase of property, plant and equipment amounted to GBP813 million, flat year on year. Capital expenditure includes an adjustment of GBP48 million to the value of software additions in the first quarter, which has no impact in the half year.

The net cash outflow on acquisition of subsidiaries in the second quarter was GBP69 million, compared to GBP10 million last year, and related principally to the acquisition of Basilica Group Limited, Brightview plc and Lynx Technology Limited. During the quarter the group raised new borrowings of GBP1,100 million. Dividend payments of GBP784 million were made in the quarter. The group repurchased 116 million shares for a total consideration of GBP362 million (GBP118 million last year) during the quarter, which is reflected in a cash outflow of GBP353 million (GBP101 million last year). Net debt was GBP9,618 million at September 30, 2007 compared to GBP8,079 million at September 30, 2006. This increase is largely due to the share buy back programme and pension deficiency payments, partly offset by cash receipts from HMRC in relation to the settlement of open tax years. Free cash flow and net debt are defined and reconciled in notes 8 and 9 on pages 31 to 33.

GROUP RESULTS

Half year ended September 30, 2007

Revenue and operating results

Revenue increased 3 per cent in the half year to GBP10,128 million. Strong growth in new wave revenue continued and at GBP3,729 million, was 10 per cent higher year on year. The increase in new wave revenue was driven by growth from broadband, which increased 15 per cent to GBP1,083 million, and networked IT services, which increased 10 per cent to GBP2,181 million. Traditional revenue remained broadly flat year on year, reflecting the group's robust defence of the traditional business and the success of the strategy to slow the rate of decline in traditional revenue.

Operating costs before specific items were GBP8,848 million, 3 per cent higher than last year. The growth in operating costs was driven primarily by increased cost of sales from growth in networked IT and other new wave services and increased levels of network and 21CN activities, which were partly offset by cost savings from our efficiency programmes. We remain focused on financial discipline and our cost efficiency programmes achieved savings of GBP275 million in the half year which has enabled us to invest in further growth of our new wave activities. Leaver costs before specific items were GBP51 million in the half year (GBP57 million last year).

EBITDA before specific items was GBP2,822 million, 3 per cent higher than last year. Group operating profit before specific items was GBP1,420 million, 6 per cent higher than the prior year.

Earnings

Net finance costs were GBP147 million in the half year, an increase of 46 per cent year on year. The increase in finance costs reflects higher net debt in the period, higher interest rates on variable rate borrowings and fair value movements on hedges that do not qualify for hedge accounting under IAS 39. Net finance income associated with the group's defined benefit pension schemes was flat year on year at GBP210 million.

The group achieved a profit before taxation and specific items of GBP1,267 million, a 2 per cent increase on last year.

The effective tax rate on the profit before specific items was 24.8 per cent (24.5 per cent last year).

Earnings per share before specific items were 11.7 pence in the half year (11.3 pence last year).

Specific items

Specific items are defined in note 4 on page 29. There was a net operating charge before tax of GBP240 million (GBP23 million last year), including restructuring costs of GBP216 million (GBPnil last year) and a charge of GBP24 million (GBPnil last year) as a result of the review of circuit inventory and other working capital balances. Restructuring costs mainly comprise manager leaver, transformation programme and property exit costs. The net operating charge was offset by a tax credit of GBP226 million, relating to the tax effect of other specific items of GBP72 million (GBP1 million last year) and a tax credit of GBP154 million (GBPnil last year) for the re-measurement of deferred tax balances for the change in the UK statutory corporation tax rate to 28 per cent, which becomes effective in 2008/ 9.

Cash flow and net debt

Net cash inflow from operating activities in the half year amounted to GBP1,878 million compared to GBP2,193 million last year. This was reflected in free cash flow which was a net inflow of GBP19 million in the half year compared to GBP321 million last year. The lower free cash flow is primarily the result of the cash outflow relating to business transformation programme payments of GBP101 million (GBPnil last year) together with the higher net working capital outflow of GBP925 million (GBP553 million last year), most of which is expected to reverse by the end of the financial year. Pension deficiency payments of GBP320 million were paid, being the final deficiency payment until the next triennial funding valuation at December 31, 2008. Free cash flow also includes the final receipt of GBP504 million in relation to the settlement of open tax years up to 2004/5 agreed with HMRC last year. The cash outflow for the purchase of property, plant and equipment amounted to GBP1,644 million, which is broadly flat year on year.

The net cash outflow on acquisition of subsidiaries, principally Comsat International Inc, in the half year amounted to GBP233 million, compared to GBP45 million last year. During the half year the group raised new borrowings of GBP2,603 million. Dividend payments were GBP786 million, compared to GBP627 million in the prior year. The share buyback programme continued with the purchase of 229 million shares for a total consideration of GBP727 million (GBP168 million last year) during the half year, which is reflected in a cash outflow of GBP735 million (GBP166 million last year).

Pensions

The IAS 19 net pension asset at September 30, 2007 was a surplus of GBP1.5 billion, net of tax (GBP2.1 billion gross of tax), compared with a deficit of GBP2.0 billion at September 30, 2006 (GBP2.8 billion gross of tax), an improvement of GBP3.5 billion, net of tax (GBP4.9 billion gross of tax). The market value of pension scheme assets was GBP39.7 billion at September 30, 2007 (GBP35.9 billion at September 30, 2006).

The improvement in the position compared to the prior year is the result of a combination of factors, including the payment of deficiency contributions of GBP840 million, increases to the market value of scheme investments and an increase to the AA bond rate used to determine the present value of scheme liabilities.

21st Century Network

BT will launch next generation broadband services, offering end users broadband at speeds of up to 24Mb during 2008. End user trials of the new service began in the West Midlands with the participation of three communications providers on November 1, 2007. The trials will extend further, leading to a roll out beginning in spring 2008.

Next generation Ethernet services, offering cost-efficient and enhanced high speed data connectivity, will launch later this financial year.

In-life service evaluation of 21CN voice services among end users continues in South Wales, part of BT's preparation to bring 21CN capability to all customers across the UK over the coming years.

The rollout of 21CN globally has also gathered pace. The 21CN global platform is now available in 130 countries across the world, growing to 170 countries by the end of 2007, with 21CN I-Nodes now available in 31 locations across 26 countries supporting corporate VoIP.

Business transformation

On October 1, 2007, BT moved to its new organisational structure with the launch of BT Design and BT Operate. The move will accelerate BT's transformation to a services company, delivering software driven services over broadband and will accelerate the achievement of cost savings. BT Design is responsible for the design and development of the platforms, systems and processes which support our services; BT Operate is responsible for their deployment and operation.

The group's results will be reported under the new organisational structure for the third quarter onwards. It is estimated that the reorganisation and transformation activities will result in restructuring costs of around GBP450 million, which is expected to generate a payback within 2 to 3 years.

Principal risks

BT has processes for identifying, evaluating and managing the principal risks faced by the group. This risk assessment process is updated at least annually and the group has a detailed risk management process which identifies the key risks it faces. Details of the key risks particular to the group can be found in the 2007 Annual Report & Form 20-F. There have been no significant changes to those principal risks in the six months ended September 30, 2007, some or all of which have the potential to impact our results or financial position during the remaining six months of the financial year.

Related party transactions

Transactions with related parties during the six months ended September 30, 2007 are disclosed in note 14 on page 36. These transactions have not had a material impact on the financial position or the results of the group.

Dividends

An interim dividend of 5.4 pence per share, an increase of 6 per cent on last year, will be paid on February 11, 2008 to shareholders on the register on December 28, 2007. The ex dividend date is December 24, 2007. The election date for participation in BT's Dividend Investment Plan in respect of this dividend is December 28, 2007.

Prospects

Our performance underpins our confidence that we can continue to grow revenue, EBITDA before specific items and leaver costs, earnings per share before specific items and leaver costs, and dividends for the year.

We are confident in our ability to improve  shareholder  returns and  accelerate
the        strategic        transformation        of        the        business.
_____________________________________________________________________________

The third quarter results are expected to be announced on February 7, 2008.


LINE OF BUSINESS RESULTS - SECOND QUARTER ENDED SEPTEMBER 30, 2007


BT Global Services

                                                                    Half year
                         Second quarter ended September 30      ended September 30
                      --------------------------------------------------------------

                       2007     2006        Better (worse)            2007      2006
                       GBPm     GBPm          GBPm         %          GBPm      GBPm
Revenue               2,280    2,157           123         6         4,536     4,312
                      -----   ------                                 -----     -----
Gross profit            651      638            13         2         1,294     1,266
SG&A before leaver
costs                   411      409            (2)        -           815       809
                      -----    -----                                 -----     -----
EBITDA before leaver
costs                   240      229            11         5           479       457
Depreciation and
amortisation            175      157           (18)      (11)          339       305
                      -----    -----                                 -----     -----
Operating profit
before
leaver costs             65       72            (7)      (10)          140       152
                      =====    =====                                 =====     =====

Capital expenditure     181      176            (5)       (3)          367       325
                      =====    =====                                 =====     =====


BT Global Services revenue grew by 6 per cent in the second quarter to GBP2,280 million. New wave revenue rose by GBP161 million to GBP1,822 million, an increase of 10 per cent, while traditional UK revenue fell by 8 per cent to GBP458 million. MPLS revenue rose by 34 per cent to GBP179 million. External revenue rose by 19 per cent outside of the UK.

Total orders in the quarter amounted to GBP1.6 billion, bringing the value of total orders achieved over the last twelve months to GBP9.2 billion. Networked IT services contract orders were GBP0.9 billion in the quarter, an increase of GBP0.2 billion compared to prior year, taking contract orders for the last twelve months to GBP5.3 billion. These included a global contract with Schenker AG to connect around 1,000 sites in 57 countries to our MPLS data network, and a global network services contract with Standard Chartered Bank (SCB) designed to guarantee the quality and availability of critical systems in SCB's global data and shared service centres. A contract with ArcelorMittal to provide wide area network services across more than 700 sites in Europe, the Americas, Africa and Asia further demonstrates our global reach and depth. An additional 128 new corporate customers outside the UK signed orders with BT in the quarter.

Gross profit grew by GBP13 million to GBP651 million driven by new wave revenue but still impacted by declines in traditional revenue, while SG&A costs increased by GBP2 million. EBITDA before leaver costs increased year on year by GBP11 million to GBP240 million, representing growth of 5 per cent. Depreciation and amortisation charges increased by GBP18 million to GBP175 million, the result of a combination of customer related capital expenditure in the course of last year and business acquisitions. Overall, this took operating profit before leaver costs to GBP65 million, a reduction of GBP7 million from the previous year.

Capital expenditure in the quarter was GBP181 million, an increase of GBP5 million driven by customer contracts outside of the UK.

BT's work as part of the NHS National Programme for IT (NPfIT) continues to gain momentum. In London, where it is rolling out new IT systems to hospitals, clinics and GP surgeries, BT has now delivered significant capability to 75 per cent of Trusts. It has now installed two Acute Cerner Millennium Patient Administration Systems at Barnet and Chase Farm Hospitals NHS Trust and most recently at Queen Mary's Sidcup NHS Trust. On N3 - the broadband network that underpins the NPfIT - the Heart of Birmingham Teaching Primary Care Trust became one of the first NHS organisations to sign up to the new N3 Hosted Voice Service, following a major upgrade of the N3 network to allow it to carry phone calls using voice over internet protocol technology (VoIP). BT has also delivered a further three software releases on the Spine, the central database and messaging service it is building and managing for the NHS. This has further built on BT's record of reliability, delivering major enhancement releases to the Spine.


BT Retail

                         Second quarter ended September 30              Half year
                                                                    ended September 30
                      ---------------------------------------------------------------

                       2007     2006        Better (worse)            2007      2006
                       GBPm     GBPm          GBPm         %          GBPm      GBPm
Revenue               2,136    2,077            59         3         4,195     4,145
                      -----    -----                                 -----     -----
Gross margin            631      592            39         7         1,218     1,152
SG&A before leaver
costs                   374      357           (17)       (5)          763       735
                      -----    -----                                 -----     -----
EBITDA before leaver
costs                   257      235            22         9           455       417
Depreciation and
amortisation             40       39            (1)       (3)           82        79
                       ----     ----                                  ----      ----
Operating profit
before leaver costs     217      196            21        11           373       338
                       ====     ====                                  ====      ====

Capital expenditure      46       40            (6)      (15)           92        80
                       ====     ====                                  ====      ====


BT Retail's revenue increased by 3 per cent year on year reflecting the success of our strategy to grow new wave revenue whilst defending traditional revenue streams. Gross margin improved by 1 percentage point as a result of better product mix and cost efficiencies. SG&A costs have increased year on year reflecting increased expenditure in marketing, customer service and systems alignment. EBITDA before leaver costs has grown by 9 per cent year on year, the ninth consecutive quarter of growth, with all business units contributing to the growth.

In the quarter new wave revenue grew by 18 per cent, driven mainly by broadband and networked IT services, partially offset by a decline in traditional revenue of 2 per cent. New wave revenue accounts for 24 per cent of total revenue, representing an increase of 3 percentage points from the prior year.

The Consumer business has achieved revenue growth of 3 per cent in the quarter, the first quarter of year on year growth in four years and strong EBITDA growth. This reflects, in part, the significant price cuts made in the prior year. The consumer market remains highly competitive; despite this BT has maintained its market leading position by launching further product enhancements and package price reductions. During this quarter we further reduced the price of the Option 2 and 3 call packages, almost halving the price of the Option 3 package since last year.

Broadband is at the centre of BT Retail's strategy. Revenue grew by 23 per cent and net additions were 178,000, contributing to BT being the UK's first broadband supplier to have more than four million customers and continuing our position as the UK's most popular broadband supplier. BT's retail share of net market additions of DSL and LLU in the quarter was 37 per cent, the fourth consecutive quarter over 30 per cent.

Our broadband strategy is built on broadband being more than just an access product. We offer our customers a wide range of additional services, for example over 300,000 customers are now benefiting from Broadband digital vault, the secure online digital storage service. To enhance and simplify the broadband experience for our customers we also launched BT Broadband Talk Auto Activation, enabling zero touch configuration with the BT Home Hub and there are now over
1.9 million registered BT Broadband Talk customers.

The roll out of our next generation television service, BT Vision, steadily accelerated in line with our plans. We launched BT Vision Sport, which offers premiership football subscriptions from less than GBP1 per week and up to 288
Barclays Premiership League games, PGA Golf and Scottish Premier league games for just GBP12 per month. This has helped achieve a tripling in customer numbers. As at the end of October we had more than 60,000 customers. Further growth will be aided by the recent launch of our self install option, offering customers the choice to install BT Vision without the need for an engineer visit.

Our SME business achieved revenue growth of 3 per cent in the quarter and again delivered strong EBITDA growth. More SME customers are choosing our all inclusive call packages with One Plan, which brings together calls and lines, broadband and mobile, for small businesses with 18,000 additions in the quarter. One third of the SME customer base now take some form of value package from BT.

During the quarter we launched the second phase of our successful marketing campaign featuring Gordon Ramsay, which has helped substantially increase awareness of BT as an IT and communications service provider for SMEs. Our ability to offer an end to end simple and complete solution has been enhanced through the acquisitions of Basilica Computing and Lynx Technologies. The integration of these leading UK IT suppliers into the BT portfolio will help us work in partnership with our customers to deliver IT solutions to their problems.

BT Business Builder and BT Web Clicks, launched in the quarter, will assist small businesses in driving efficiency and reaching new customers. The enhancement of BT Tradespace, our social networking site for businesses, joining forces with Paypal, will enable our customers to buy and sell products and services online.

Our success in providing services to our customers in the home, office and on the move is highlighted by BT Openzone usage which almost doubled year on year. Our WiFi services will be further enhanced by the launch of BT FON in the third quarter, accelerating the further expansion of our WiFi network into airports, hotels and other prime locations, transforming the UK's market for wireless broadband and creating the worlds largest WiFi community.

The Enterprises division revenues grew 4 per cent and EBITDA was up 14 per cent year on year. Within the division, BT Expedite, our retail solutions provider, grew strongly with a 41 per cent revenue increase compared to last year, supported by major contract wins with Dolcis and Morrisons. Dabs.com our online sales channel has increased revenues by 10 per cent compared to last year underpinned by strong growth in the business to business market. Conferencing also continues to grow supported by major contract wins across the globe including Deloitte and Yahoo.

BT Ireland recorded a strong performance with revenue increasing by 7 per cent and EBITDA by 13 per cent. BT Ireland continued to perform strongly in the IT services sector with new wave business fuelling revenue growth and representing 29 per cent of total revenue for the quarter. A number of key contracts were secured this quarter including the Bank of Ireland and Northern Ireland Civil Service.


BT Wholesale
                                                                       Half year
                         Second quarter ended September 30         ended September 30
                       --------------------------------------------------------------
                       2007     2006           Better (worse)         2007      2006
                       GBPm     GBPm          GBPm         %          GBPm      GBPm
External revenue        937    1,030           (93)       (9)        1,936     2,027
Internal revenue        875      855            20         2         1,742     1,705
                      -----    -----                               -------   -------
Revenue               1,812    1,885           (73)       (4)        3,678     3,732
Variable cost of
sales                   902      963            61         6         1,852     1,883
                      -----    -----                               -------   -------
Gross variable
profit                  910      922           (12)       (1)        1,826     1,849
Network and SG&A
before
leaver costs            444      438            (6)       (1)          874       887
                      -----    -----                                 -----     -----
EBITDA before leaver
costs                   466      484           (18)       (4)          952       962
Depreciation and
amortisation            250      291            41        14           535       576
                      -----    -----                                 -----     -----
Operating profit
before
leaver costs            216      193            23        12           417       386
                      =====    =====                                 =====     =====

Capital expenditure     316      266           (50)      (19)          588       466
                      =====    =====                                 =====     =====


BT Wholesale external revenue in the second quarter decreased by GBP93 million to GBP937 million. This was driven primarily by price and volume reductions in broadband due to LLU migrations, as well as declines in low margin transit, conveyance traffic and other traditional products. Revenue from new wave services was GBP217 million. Internal revenue increased by 2 per cent to GBP875 million due to strong growth in broadband revenue from internal channels more than offsetting the impact of lower call volumes and lower regulatory prices being reflected in internal charges.

Gross variable profit decreased by 1 per cent to GBP910 million, reflecting the lower broadband revenues. Network and SG&A costs increased by 1 per cent with network costs on the roll-out of 21CN being partially offset by network consolidation efficiencies and SG&A cost savings.

EBITDA before leaver costs decreased by 4 per cent to GBP466 million. Depreciation has fallen by 14 per cent year on year due to a reduction in depreciation on traditional technologies as assets become fully depreciated which was only partially offset by higher depreciation on 21CN related assets as they are brought into use. Operating profit before leaver costs increased by 12 per cent year on year.

Capital expenditure was 19 per cent higher than last year driven by an increase in 21CN related investment. This is driven by accelerated investment in exchanges to build, commission and implement the 21CN infrastructure. This essential work ensures that vendor equipment is ready for integration into the live networks.

BT Wholesale's strategy to generate future growth from the delivery of long term, managed network solutions contracts to other communications providers continued to show early success. This includes a strategic agreement signed during the quarter with Orange, under which BT will provide wholesale landline services to Orange's residential customers. The agreement represents the first time Orange has offered fixed line services to its UK consumer customers.

The level of contracted revenues from managed network solutions over the last 12 months is over GBP1 billion.


Openreach


                                                                        Half year
                         Second quarter ended September 30          ended September 30
                      ----------------------------------------------------------------
                       2007     2006           Better (worse)         2007      2006
                       GBPm     GBPm          GBPm         %          GBPm      GBPm
External revenue        208      162            46        28           419       292
Revenue from BT
lines of
business              1,096    1,117           (21)       (2)        2,195     2,246
                    -------  -------                               -------   -------
Revenue               1,304    1,279            25         2         2,614     2,538
Operating costs
before
leaver costs            836      819           (17)       (2)        1,675     1,606
                      -----    -----                               -------   -------
EBITDA before leaver
costs                   468      460             8         2           939       932
Depreciation and
amortisation            170      178             8         4           351       353
                      -----    -----                                 -----     -----
Operating profit
before
leaver costs            298      282            16         6           588       579
                      =====    =====                                 =====     =====

Capital expenditure     268      279            11         4           545       550
                      =====    =====                                 =====     =====


Openreach revenue in the second quarter increased by 2 per cent to GBP1,304 million, driven by growth in broadband revenues for LLU and Ethernet products. External revenue increased by GBP46 million driven by continued growth of the rental base on all products partially offset by lower co-mingling connections due to the high roll out in the prior year. Revenues from other BT lines of business decreased by 2 per cent to GBP1,096 million, reflecting the volume shift of Wholesale Line Rental (WLR) to external communications providers.

At September 30, 2007 Openreach had 3.2 million external LLU lines (with net additions of 0.8 million in the quarter) and 8.5 million lines with other BT lines of business. Overall broadband revenue has increased by 25 per cent year on year as exchange rollout continues and the broadband market expands. Openreach has over 4.4 million external WLR lines and channels and 22.7 million WLR lines and channels with other BT lines of business. Overall WLR revenues remained largely flat year on year.

Operating costs increased by GBP17 million to GBP836 million. Headcount has increased by 2,500 since September 30, 2006 as Openreach has invested in service improvements. This investment, as well as inflationary pressures, higher activity levels and increased maintenance and support costs of new systems have been partly offset by efficiency programme savings across the business to keep the overall increase in operating costs to 2 per cent.

Overall this has resulted in a GBP8 million increase in EBITDA before leaver costs.

Depreciation and amortisation costs of GBP170 million have decreased by GBP8 million with the impact of increased depreciation on the Equivalence Management Platform and LLU assets from the large capital investment in prior periods being more than offset by lower amortisation on software. Operating profit before leaver costs increased by GBP16 million to GBP298 million.

Capital expenditure in the quarter was 4 per cent lower at GBP268 million. Increased customer driven spend on network infrastructure and 21CN work have been offset by lower but continued spend on systems development required under the Undertakings, focused cost control on capital expenditure and lower levels of co-mingling activity.

The investment Openreach has made over the last year, with increased resources and network investment programmes such as 'seal our network', has contributed significantly towards the improvements in service to the customer. This was particularly highlighted following the worst of the flooding in July, when Openreach recovered reactive workstacks to normal levels within two weeks.

Openreach is continuing to make good progress with meeting the key milestones required by the Undertakings, with the latest being delivery of Equivalence Of Input (EOI) for the WLR ISDN2 product at September 30, 2007. Another achievement was the completion of the migration of Short Haul Data Service lines to use the Openreach EOI Ethernet products which was reached some weeks ahead of schedule.


GROUP INCOME STATEMENT
for the three months ended September 30, 2007

--------------------------------------------------------------------------------

                                          Before   Specific items
                                  specific items          (note 4)      Total
Notes                                       GBPm             GBPm        GBPm
--------------------------------------------------------------------------------

Revenue                       2            5,095                -       5,095
Other operating income                        73                -          73
Operating costs               3           (4,456)            (191)     (4,647)
                                           ------            ------     ------
Operating profit                             712             (191)        521
                                           ------             -----     ------
Finance expense                             (719)               -        (719)
Finance income                               627                -         627
                                           ------             -----     ------
Net finance expense           5              (92)               -         (92)

Share of post tax losses
of associates and joint
ventures                                      (3)               -          (3)
Profit on disposal of
associate                                      -                9           9
                                           ------             -----     ------

Profit before taxation                       617             (182)        435

Taxation                                    (153)              57         (96)
                                           ------             -----     ------

Profit for the period
attributable to equity
shareholders                                 464             (125)        339
                                           ======            =====       =====

Earnings per share            7

            - basic                          5.7p                         4.2p
                                            ======                       ======
            - diluted                        5.6p                         4.1p
                                            ======                       ======


GROUP INCOME STATEMENT
for the three months ended September 30, 2006

--------------------------------------------------------------------------------
                                             Before   Specific items     Total
                                     specific items
                                                            (note 4)
                            Notes            GBPm             GBPm        GBPm
--------------------------------------------------------------------------------

Revenue                        2            4,941                -       4,941

Other operating income                         52                -          52
Operating costs                3           (4,311)             (23)     (4,334)
                                           -------           ------     -------
Operating profit                              682              (23)        659

Finance expense                              (651)               -        (651)
Finance income                                596                -         596
                                           -------           ------     -------
Net finance expense            5              (55)               -         (55)

Share of post tax profits
of associates and joint
ventures                                        5                -           5
Profit on disposal of                      -------           ------     -------
associate                                       -               20          20
                                           -------           ------     -------

Profit before taxation                        632               (3)        629

Taxation                                     (155)               1        (154)
                                           -------           ------     -------
Profit for the period
attributable to equity
shareholders                                  477               (2)        475
                                            =======            =====     =======

Earnings per share             7

              - basic                         5.7p                         5.7p
                                             ======                       ======
              - diluted                       5.6p                         5.6p
                                             ======                       ======



GROUP INCOME STATEMENT
for the six months ended September 30, 2007

--------------------------------------------------------------------------------
                                            Before   Specific items     Total
                                    specific items
                                                           (note 4)
                          Notes             GBPm             GBPm        GBPm
--------------------------------------------------------------------------------

Revenue                       2           10,128                -      10,128

Other operating income                       140               (1)        139
Operating costs               3           (8,848)            (240)     (9,088)
                                          -------           ------     -------
Operating profit                           1,420             (241)      1,179

Finance expense                           (1,399)               -      (1,399)
Finance income                             1,252                -       1,252
                                          -------           ------     -------
Net finance expense           5             (147)               -        (147)

Share of post tax losses
of associates and joint
ventures                                      (6)               -          (6)
Profit on disposal of
associate                                      -                9           9
                                          -------           ------     -------

Profit before taxation                     1,267             (232)      1,035

Taxation                                    (314)             226         (88)
                                          -------           ------     -------

Profit for the period                        953               (6)        947
                                          =======           ======     =======
Attributable to:
Equity shareholders                          952               (6)        946
Minority interests                             1                -           1
                                          =======           ======     =======

Earnings per share            7

            - basic                         11.7p                        11.
            - diluted                       11.3p                        11.3p
                                           =======                      =======


GROUP INCOME STATEMENT
for the six months ended September 30, 2006

--------------------------------------------------------------------------------
                                    Before specific   Specific items     Total
                                              items
                                                            (note 4)
                            Notes            GBPm             GBPm        GBPm
--------------------------------------------------------------------------------

Revenue                        2            9,805                -       9,805

Other operating income                        102                -         102
Operating costs                3           (8,566)             (23)     (8,589)
                                          ---------           ------   ---------
Operating profit                            1,341              (23)      1,318

Finance expense                            (1,293)               -      (1,293)
Finance income                              1,192                -       1,192
                                          ---------           ------   ---------
Net finance expense            5             (101)               -        (101)

Share of post tax profits
of associates and joint
ventures                                        7                -           7
                                          ---------           ------   ---------
Profit on disposal of
associate                                       -               20          20

Profit before taxation                      1,247               (3)      1,244

Taxation                                     (306)               1        (305)
                                          ---------           ------   ---------
Profit for the period
attributable to equity
shareholders                                  941               (2)        939
                                          =========           ======   =========

Earnings per share             7

              - basic                        11.3p                        11.3p
              - diluted                      11.1p                        11.1p
                                            =======                      =======



GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE for the six months ended September 30, 2007

----------------------------------------------------------------------------------

                                                              Half year
                                                          ended September 30
                                                        2007                 2006
                                                        GBPm                 GBPm
----------------------------------------------------------------------------------

Profit for the period                                    947                  939
                                                        ======               ======

Actuarial gains (losses) on defined benefit pension
schemes                                                2,065                 (369)

Exchange differences on translation of foreign            (1)                 (72)
operations

Fair value movements on cash flow hedges
                                 - fair value losses     (71)                (130)
           - reclassified and reported in net profit      84                  227
Tax on items taken directly to equity                   (714)                  46
                                                       -------              -------

Net gains (losses) recognised directly in equity       1,363                 (298)
                                                       -------              -------

Total recognised income for the period                 2,310                  641
Attributable to:                                       -------              -------

Equity shareholders                                    2,308                  641
Minority interests                                         2                    -
                                                       =======              =======


GROUP CASH FLOW STATEMENT
for the three months and six months ended September 30, 2007

------------------------------------------------------------------------------------

                                 Second quarter                   Half year
                               ended September 30             ended September 30
                               2007           2006            2007            2006
                               GBPm           GBPm            GBPm            GBPm
------------------------------------------------------------------------------------
Cash flow from operating
activities
Cash generated from
operations (note 8 (a))       1,030          1,281           1,494           2,373
Income taxes (paid)
received                          -            (90)            384            (180)
                             ------         ------          ------         -------
Net cash inflow from
operating activities          1,030          1,191           1,878           2,193

Cash flow from investing
activities
Interest received                11             22              86              37
Dividends received from
associates and joint
ventures                          -              2               1               5
Proceeds on disposal of
property, plant and
equipment                        15             17              27              57
Proceeds on disposal of
associates and joint
ventures                         11             27              11              27
Proceeds on disposal of non
current financial assets          -              1               1               1
Proceeds on disposal of
current financial assets          -            886               -           1,881
Acquisition of
subsidiaries, net of cash
acquired                        (69)           (10)           (233)            (45)
Purchases of property,
plant and equipment and
computer software              (813)          (811)         (1,644)         (1,653)
Investments in associates
and joint ventures                -             (4)              -              (7)
Purchases of non current
financial assets                  -             (1)             (1)             (1)
Purchases of current
financial assets               (356)          (637)           (435)         (2,361)
                             ------         ------          ------         -------
Net cash used in investing
activities                   (1,201)          (508)         (2,187)         (2,059)

Cash flows from financing
activities
Equity dividends paid          (784)          (622)           (786)           (627)
Dividends paid to minority
interests                         -             (3)              -              (3)
Interest paid                   (72)           (83)           (329)           (318)
Repayments of borrowings        (80)          (140)           (736)           (153)
Repayment of finance lease
liabilities                      (8)             -             (12)             (9)
New bank loans and bonds      1,100              -           2,603               -
Net proceeds on issue of
commercial paper               (218)           (77)            424             227
Repurchase of ordinary         (353)          (101)           (735)           (166)
shares
Proceeds on issue of
treasury shares                  54             49              68              52
                             ------         ------          ------         -------
Net cash (used) received in
financing activities           (361)          (977)            497            (997)

Effects of exchange rate
changes                           6              -               3               -

Net (decrease) increase in
cash and cash equivalents      (526)          (294)            191            (863)
                             ======        =======          ======          ======

Cash and cash equivalents
at beginning of period        1,741          1,215           1,024           1,784

Cash and cash equivalents,
net of bank overdrafts, at
end of period (note 8 (c))    1,215            921           1,215             921
                             ======        =======          ======          ======

Free cash flow (note 8 (b))     171            338              19             321
                             ======        =======          ======          ======

Increase in net debt from
cash flows (note 9 (b))         970            326           1,656             448
                             ======        =======          ======          ======



GROUP BALANCE SHEET
at September 30, 2007

--------------------------------------------------------------------------------

                                         September 30  September 30    March 31
                                               2007          2006        2007
                                               GBPm          GBPm        GBPm
--------------------------------------------------------------------------------
Non current assets
Intangible assets                             2,985         2,212       2,584
Property, plant and equipment                15,157        14,999      14,997
Derivative financial instruments                 35            29          25
Investments                                      27            18          27
Associates and joint ventures                    72            53          67
Trade and other receivables                     656           408         523
Retirement benefit assets of the BT
Pension scheme                                2,186             -           -
Deferred tax assets                              27           853         117
                                          ----------    ----------  ----------
                                             21,145        18,572      18,340
                                          ----------    ----------  ----------

Current assets
Inventories                                     134           131         133
Trade and other receivables                   4,790         4,276       4,073
Current tax receivables                           -             -         504
Derivative financial instruments                 56            10          27
Investments                                     441           768           3
Cash and cash equivalents                     1,591           993       1,075
                                          ----------    ----------  ----------
                                              7,012         6,178       5,815
                                          ----------    ----------  ----------

Total assets                                 28,157        24,750      24,155
                                          ==========    ==========  ==========
Current liabilities

Loans and other borrowings                    3,350         2,729       2,203
Derivative financial instruments                257           192         318
Trade and other payables                      6,811         6,343       6,719
Current tax liabilities                         394           704         277
Provisions                                       87            85         100
                                          ----------    ----------  ----------
                                             10,899        10,053       9,617
                                          ----------    ----------  ----------

Total assets less current liabilities        17,258        14,697      14,538
                                          ==========    ==========  ==========

Non current liabilities

Loans and other borrowings                    7,981         6,948       6,387
Derivative financial instruments              1,040         1,074         992
Other payables                                  628           526         590
Deferred tax liabilities                      2,153         1,547       1,683
Retirement benefit obligations                   96         2,842         389
Provisions                                      217           219         225
                                          ----------    ----------  ----------
                                             12,115        13,156      10,266
                                          ----------    ----------  ----------
Capital and reserves
Called up share capital                         432           432         432
Reserves                                      4,680         1,062       3,806
                                          ----------    ----------  ----------
Total equity shareholders' funds              5,112         1,494       4,238
Minority interests                               31            47          34
                                          ----------    ----------  ----------
Total equity                                  5,143         1,541       4,272
                                          ----------    ----------  ----------

                                             17,258        14,697      14,538
                                          ==========    ==========  ==========




NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1    Basis of preparation and accounting policies


These condensed consolidated financial statements ("the financial statements") comprise the financial results of BT Group plc for the quarters and half years ended September 30, 2007 and 2006, together with the audited balance sheet at March 31, 2007. The financial statements for the quarter and half year ended September 30, 2007 have been reviewed by the auditors and their review opinion is on page 38. The financial statements have been prepared in accordance with the Disclosure and Transparency Rules (DTR) of the Financial Services Authority and with IAS 34 'Interim Financial Reporting'. The financial statements should be read in conjunction with the annual financial statements for the year ended March 31, 2007.

The financial statements have also been prepared in accordance with the accounting policies as set out in the 2007 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative financial instruments) at fair value. The 2007 Annual Report refers to new accounting standards and interpretations effective from April 1, 2007. None of these standards or interpretations have had a material impact on these financial statements.

The financial statements do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended March 31, 2007 were approved by the Board of Directors on May 16, 2007, published on May 30, 2007 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

Certain comparative balance sheet amounts have been reclassified as at September 30, 2006 to conform with the presentation adopted as at March 31, 2007 and September 30, 2007.


2    Results of businesses

(a)    Operating results


                        External   Internal      Group   EBITDA  Group operating
                         revenue    revenue    revenue     (ii)    profit (loss)
                                                                            (ii)
                          GBPm       GBPm       GBPm     GBPm             GBPm
Second quarter ended
September 30, 2007
BT Global Services       1,920        360      2,280      240               65
BT Retail                2,025        111      2,136      257              217
BT Wholesale               937        875      1,812      466              216
Openreach                  208      1,096      1,304      468              298
Other                        5          -          5       17              (41)
Intra-group items (i)        -     (2,442)    (2,442)       -                -
                        -------  ---------  ---------  -------         --------
               Total     5,095          -      5,095    1,448              755
                        =======  =========  =========  =======         ========

Second quarter ended
September 30, 2006
BT Global Services       1,763        394      2,157      229               72
BT Retail                1,982         95      2,077      235              196
BT Wholesale             1,030        855      1,885      484              193
Openreach                  162      1,117      1,279      460              282
Other                        4          -          4       10              (28)
Intra-group items (i)        -     (2,461)    (2,461)       -                -
                        -------  ---------  ---------  -------         --------
               Total     4,941          -      4,941    1,418              715
                        =======  =========  =========  =======         ========

Half year ended
September 30, 2007
BT Global Services       3,773        763      4,536      479              140
BT Retail                3,988        207      4,195      455              373
BT Wholesale             1,936      1,742      3,678      952              417
Openreach                  419      2,195      2,614      939              588
Other                       12          -         12       48              (47)
Intra-group items (i)        -     (4,907)    (4,907)       -                -
                        -------  ---------  ---------  -------         --------
               Total    10,128          -     10,128    2,873            1,471
                        =======  =========  =========  =======         ========

Half year ended
September 30, 2006
BT Global Services       3,517        795      4,312      457              152
BT Retail                3,959        186      4,145      417              338
BT Wholesale             2,027      1,705      3,732      962              386
Openreach                  292      2,246      2,538      932              579
Other                       10          -         10       36              (57)
Intra-group items (i)        -     (4,932)    (4,932)       -                -
                        -------  ---------  ---------  -------         --------
               Total     9,805          -      9,805    2,804            1,398
                        =======  =========  =========  =======         ========



(i) Elimination of intra-group revenue between businesses, which is included in the total revenue of the originating business.

(ii) Before specific items and leaver costs.

There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. For regulated products and services those transfer prices are market based whilst for other products and services the transfer prices are agreed between the relevant lines of business on an arm's length basis. These intra-group trading arrangements are subject to periodic review.


2    Results of businesses continued

(b) Revenue analysis
                  ------------------------                 -------------
                    Second quarter ended           Half year ended September 30
                        September 30
                  ------------------------                  -------------

                2007     2006    Better (worse)             2007          2006
                GBPm     GBPm     GBPm      %               GBPm          GBPm

Traditional    3,181    3,205      (24)    (1)             6,399         6,428
New wave       1,914    1,736      178     10              3,729         3,377
              -------  -------                           --------       -------
               5,095    4,941      154      3             10,128         9,805
              =======  =======                           ========       =======

Major          1,830    1,703      127      7              3,615         3,402
corporate
Business         612      593       19      3              1,213         1,181
Consumer       1,289    1,257       32      3              2,520         2,509
Wholesale/
Carrier        1,359    1,384      (25)    (2)             2,768         2,703
Other              5        4        1     25                 12            10
              -------  -------                           --------       -------
               5,095    4,941      154      3             10,128         9,805
              =======  =======                           ========       =======


(c) New wave revenue analysis

                  ------------------------                 -------------
                    Second quarter ended           Half year ended September 30
                        September 30
                  ------------------------                  -------------
                2007     2006    Better (worse)            2007           2006
                GBPm     GBPm    GBPm       %              GBPm           GBPm

Networked IT
services       1,120    1,001     119      12             2,181          1,982
Broadband        543      486      57      12             1,083            940
Mobility          93       72      21      29               168            143
Other            158      177     (19)    (11)              297            312
              -------  -------                           --------       -------
               1,914    1,736     178      10             3,729          3,377
              =======  =======                           ========       =======

(d) Capital expenditure on property, plant, equipment, software and motor vehicles

                 ------------------------                  -------------
                   Second quarter ended            Half year ended September 30
                       September 30
                 ------------------------                  -------------
               2007    2006    Better (worse)              2007           2006
               GBPm    GBPm    GBPm       %                GBPm           GBPm

BT Global
Services        181     176      (5)     (3)                367            325
BT Retail        46      40      (6)    (15)                 92             80
BT Wholesale    316     266     (50)    (19)                588            466
Openreach       268     279      11       4                 545            550
Other
(including      (12)     51      63       n/m               110            106
fleet
vehicles
and property)
              -------  -------                           --------       -------
                799     812      13       2               1,702          1,527
              =======  =======                           ========       =======

Transmission
equipment       279     297      18       6                 568            594
Exchange
equipment        24      39      15      38                  55             53
Other network
equipment       306     229     (77)    (34)                566            389
Computers and
office
equipment        21      22       1       5                  55             50
Software        153     202      49      24                 410            382
Motor
vehicles and
other            10      13       3      23                  25             27
Land and
buildings         6      10       4      40                  23             32
              -------  -------                           --------       -------
                799     812      13       2               1,702          1,527
              =======  =======                           ========       =======



3 (a) Operating costs

                                 Second quarter ended         Half year ended
                                     September 30              September 30
                                     2007       2006           2007       2006
                                     GBPm       GBPm           GBPm       GBPm

Staff costs before leaver costs     1,297      1,274          2,596      2,530
Leaver costs                           43         33             51         57
                                   -------    -------        -------    -------
Staff costs                         1,340      1,307          2,647      2,587
Own work capitalised                 (192)      (175)          (379)      (346)
                                   -------    -------        -------    -------
Net staff costs                     1,148      1,132          2,268      2,241
Depreciation and amortisation         693        703          1,402      1,406
Payments to telecommunication
operators                           1,054      1,034          2,116      2,040
Other operating costs               1,561      1,442          3,062      2,879
                                   -------    -------        -------    -------
Total before specific items         4,456      4,311          8,848      8,566
Specific items (note 4)               191         23            240         23
                                   -------    -------        -------    -------
                         Total      4,647      4,334          9,088      8,589
                                   =======    =======        =======    =======


(b) Leaver costs
                                Second quarter ended           Half year ended
                                    September 30                September 30
                                    2007       2006             2007      2006
                                    GBPm       GBPm             GBPm      GBPm

BT Global Services                    12          5               16        22
BT Retail                              5          7                5         9
BT Wholesale                          16         15               19        16
Openreach                              8          -                8         2
Other                                  2          6                3         8
                                   -------    -------        -------    -------
                        Total         43         33               51        57
                                   =======    =======        =======    =======


4    Specific items

BT separately identifies and discloses any significant one off or unusual items (termed "specific items"). This is consistent with the way that financial performance is measured by management and we believe assists in providing a meaningful analysis of the trading results of the group. Specific items may not be comparable to similarly titled measures used by other companies.


                                 Second quarter ended        Half year ended
                                      September 30                September 30
                                     2007       2006             2007     2006
                                     GBPm       GBPm             GBPm     GBPm

Restructuring costs                   167          -              216        -
Write off of circuit inventory
and other working capital
balances                               24          -               24        -
Property rationalisation costs          -         23                -       23
                                     -----     ------            -----   ------
Specific operating costs              191         23              240       23
Loss on sale of investment              -          -                1        -
Profit on disposal of associate        (9)       (20)              (9)     (20)
                                     -----     ------            -----   ------
Net specific items charge before
tax                                   182          3              232        3
Tax credit on specific items          (57)        (1)             (72)      (1)
Tax credit on re-measurement of
deferred tax                            -          -             (154)       -
                                     -----     ------            -----   ------
Net specific items charge after
tax                                   125          2                6        2
                                     =====     ======            =====   ======


5    Net finance expense
                                   Second quarter           Half year ended
                                        ended
                                    September 30              September 30
                                    2007      2006            2007       2006
                                    GBPm      GBPm            GBPm       GBPm

Finance expense1 before pension
interest                             212       182             385        357
Interest on pension scheme
liabilities                          507       469           1,014        936
                                    -----     -----         -------    -------
Finance expense                      719       651           1,399      1,293
                                    -----     -----         -------    -------
Finance income before pension
income                               (15)      (22)            (28)       (46)
Expected return on pension
scheme assets                       (612)     (574)         (1,224)    (1,146)
                                    -----     -----         -------    -------
Finance income                      (627)     (596)         (1,252)    (1,192)
assets
                                    -----     -----         -------    -------
Net finance expense                   92        55             147        101
                                    =====     =====         =======    =======
Net finance expense before
pensions                             197       160             357        311
Interest associated with
pensions                            (105)     (105)           (210)      (210)
                                    -----     -----         -------    -------
Net finance expense                   92        55             147        101
                                    =====     =====         =======    =======


1 Finance expense in the second quarter and half year ended September 30, 2007 include a GBP9 million and GBP3 million net charge, respectively, arising from the re-measurement of financial instruments which under IAS 39 are not in hedging relationships on a fair value basis. Finance expense in the second quarter and half year ended September 30, 2006 included a GBP4 million and GBP1 million net charge respectively, arising from the re-measurement of financial instruments which were not in hedging relationships on a fair value basis.


6    Dividends


                                   Second quarter                Half year
                                 ended September 30         ended September 30
                                    2007       2006            2007       2006
                                   Pence per share             GBPm       GBPm

Amounts recognised as
distributions to equity holders
in the period                       10.0        7.6             810        633
                                   ======      =====           =====      =====



The directors have declared an interim dividend of 5.4 pence per share (5.1 pence last year), payable on February 11, 2008 to the shareholders on the register at the close of business on December 28, 2007. This interim dividend, amounting to GBP436 million, has not been included as a liability as at September 30, 2007 (GBP423 million as at September 30, 2006). The final dividend for the year ended March 31, 2007 of 10.0 pence per share was approved at the Annual General Meeting on July 19, 2007.

7    Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts and treasury shares. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.


The average number of shares in the periods were:


                         Second quarter                      Half year
                       ended September 30               ended September 30
                          2007         2006                2007          2006
                       millions of shares               millions of shares

Basic                    8,108        8,308               8,162         8,311
Diluted                  8,343        8,483               8,394         8,466




8 (a) Reconciliation of profit before tax to cash generated from operations


                                  Second quarter                Half year
                                  ended September 30       ended September 30
                                     2007      2006           2007      2006
                                     GBPm      GBPm           GBPm      GBPm

Profit before tax                     435       629          1,035     1,244
Depreciation and amortisation         693       703          1,402     1,406
Net finance expense                    92        55            147       101
Associates and joint ventures           3        (5)             6        (7)
Employee share scheme costs            19        27             36        47
Profit on disposal of associates       (9)      (20)            (8)      (20)
Changes in working capital           (234)     (196)          (925)     (553)
Provisions, pensions and other
movements                              31        88           (199)      155
                                   -------   -------        -------   -------
Cash generated from operations      1,030     1,281          1,494     2,373
                                   =======   =======        =======   =======


(b) Free cash flow
                                     Second quarter              Half year
                                     ended September        ended September 30
                                     30
                                       2007     2006           2007      2006
                                       GBPm     GBPm           GBPm      GBPm

Cash generated from operations        1,030    1,281          1,494     2,373
Income taxes (paid) received              -      (90)           384      (180)
                                     -------   -------        -------   -------
Net cash inflow from operating
activities                            1,030    1,191          1,878     2,193
Included in cash flows from
investing activities
Net purchase of property, plant,
equipment and software                 (798)    (794)        (1,617)   (1,596)
Dividends received from
associates                                -        2              1         5
Interest received                        11       22             86        37
Included in cash flows from
financing activities
Interest paid                           (72)     (83)          (329)     (318)
                                     -------   -------        -------   -------
Free cash flow                          171      338             19       321
                                     =======   =======        =======   =======



8 (b) Free cash flow continued

Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid), less the acquisition or disposal of group undertakings and less the net sale of short term investments. It is not a measure recognised under IFRS but is a key indicator used by management in order to assess operational performance.


(c) Cash and cash equivalents


                                     At September 30                 At March 31
                                       2007      2006                     2007
                                       GBPm      GBPm                     GBPm

Cash at bank and in hand                819       397                      568
Short term deposits                     772       596                      507
                                     --------    ------                 --------
Cash and cash equivalents             1,591       993                    1,075
Bank overdrafts                        (376)      (72)                     (51)
                                     --------   -------                 --------
                                      1,215       921                    1,024
                                      =======     =====                 ========


9 Net debt

Net debt at September 30, 2007 was GBP9,618 million (September 30, 2006 - GBP8,079 million, March 31, 2007 - GBP7,914 million).

Net debt consists of loans and other borrowings less current asset investments and cash and cash equivalents. Loans and other borrowings are measured at the net proceeds raised, adjusted to amortise any discount over the term of the debt. For the purpose of this analysis current asset investments, cash and cash equivalents are measured at the lower of cost and net realisable value. Currency denominated balances within net debt are translated to sterling at swapped rates where hedged.

This definition of net debt measures balances at the future cash flows due to arise on maturity of financial instruments and removes the balance sheet adjustments made for the re-measurement of hedged risks under fair value hedges and the use of the amortised cost method as required by IAS 39. In addition, the gross balances are adjusted to take account of netting arrangements amounting to GBP374 million. Net debt is a non GAAP measure since it is not defined in IFRS but it is a key indicator used by management in order to assess operational performance.


9 (a) Analysis


                                                 At September 30     At March 31
                                                  2007       2006         2007
                                                  GBPm       GBPm         GBPm

Loans and other borrowings                      11,331      9,677        8,590
Cash and cash equivalents                       (1,591)      (993)      (1,075)
Investments                                       (441)      (768)          (3)
                                               ---------  ---------  -----------
                                                 9,299      7,916        7,512
Adjustments:
To retranslate currency denominated balances
at swapped rates where hedged                      569        437          577
To recognise borrowings at net proceeds and
unamortised discount                              (250)      (274)        (175)
                                               ---------  ---------    ---------
Net debt                                         9,618      8,079        7,914
                                                ========   ========     ========


After allocating the element of the adjustments which impact loans and other borrowings, gross debt at September 30, 2007 was GBP11,273 million (September 30, 2006 - GBP9,760 million, March 31, 2007 - GBP8,943 million).


(b) Reconciliation of movement in net debt


                                  Second quarter ended            Half year
                                      September 30           ended September 30
                                      2007       2006           2007      2006
                                      GBPm       GBPm           GBPm      GBPm

Net debt at beginning of period      8,631      7,727          7,914     7,534
Increase in net debt resulting
from cash flows                        970        326          1,656       448
Net debt assumed or issued on
acquisitions                             7          -             31         9
Currency movements                      (1)        36              1        99
Other non-cash movements                11        (10)            16       (11)
                                        ----     ------  ---      ----    ------
Net debt at end of period            9,618      8,079          9,618     8,079
                                     =======    =======  ===   =======   =======


During the half year ended September 30, 2007, the group issued debt of GBP3,027 million consisting mainly of long term listed bonds of GBP1,501 million, in aggregate, maturing in 2014, 2017 and 2037, bank borrowings of GBP300 million maturing in 2012 and short term borrowings of GBP1,224 million (including net commercial paper issuances of GBP424 million). Debt maturities amounted to GBP748 million. The net increase in short term investments, including cash, resulted in a cash inflow of GBP623 million.

During the half year ended 30 September 2006, the group's net commercial paper issuances were GBP227 million, maturities amounted to GBP162 million reflecting the repayment of long term borrowings and there was a net reduction in short term investments, including cash, of GBP383 million.


10 Statement of changes in equity



                                                Half year ended      Year ended
                                                   September 30        March 31
                                          2007           2006            2007
                                          GBPm           GBPm            GBPm

Shareholders' funds                      4,238          1,555           1,555
Minority interest                           34             52              52
                                        --------       --------        --------
Equity at beginning of period             4,272          1,607           1,607

Total recognised income for the
period                                   2,310            641           3,843
Share based payment                         17             27              71
Issues of shares                            10             12              24
Tax on items taken directly to equity        -              -              82
Net purchase of treasury shares           (651)          (108)           (284)
Dividends on ordinary shares              (810)          (633)         (1,053)
Minority interest                           (5)            (5)            (18)
                                     -----------    -----------      ----------
Net changes in equity for the
period                                     871            (66)          2,665

Equity at end of period
Shareholders' funds                      5,112          1,494           4,238
Minority interest                           31             47              34
                                       ---------      ---------       ---------
Total equity                             5,143          1,541           4,272
                                         =======        =======         =======


During the half year ended September 30, 2007, the company purchased 229 million
(2006: 69 million) of its own shares of 5p each for consideration of GBP727 million (2006: GBP168 million). In addition, 43 million (2006: 34 million) shares were issued from treasury to satisfy obligations under employee share schemes at a cost of GBP80 million (2006: GBP60 million). Excess proceeds received from options exercised under employee share arrangements of GBP10 million (2006: GBP12 million) were credited to the share premium account.


11 Earnings before interest, taxation, depreciation and amortisation (EBITDA)

                               Second quarter ended             Half year
                                   September 30            ended September 30
                                   2007       2006            2007       2006
                                   GBPm       GBPm            GBPm       GBPm

Operating profit                    521        659           1,179      1,318
Specific items (note 4)             191         23             241         23
Depreciation and amortisation       693        703           1,402      1,406
                                  -------    -------         -------    -------
EBITDA before specific items      1,405      1,385           2,822      2,747
                                  =======    =======         =======    =======


Earnings before interest, taxation, depreciation and amortisation (EBITDA) before specific items is not a measure recognised under IFRS, but it is a key indicator used by management in order to assess operational performance.

12 Business Combinations

Comsat International Inc

On June 14, 2007 the group acquired Comsat International Inc ('Comsat Int'l') through the purchase of 100 per cent of the issued share capital of its parent company, CI Holding Corporation, for a total consideration of GBP130 million, including GBP8 million deferred, contingent consideration. Provisional fair values for the assets and liabilities acquired and goodwill arising as are follows:


At date of acquisition

                                                       Book          Provisional
                                                      value           fair value
                                                     GBPm                 GBPm
---------------------                           ------------         -----------
Property, plant and
equipment                                              70                   72
Other non current assets                                4                    4
Trade and other receivables                            32                   32
Cash and cash equivalents                               3                    3
Trade and other payables                              (44)                 (45)
Non current payables                                  (14)                 (17)
                                                     ------               ------
Net assets acquired                                    51                   49
Goodwill                                                                    81
                                                                            ----
Total consideration                                                        130
                                                                           =====


The fair values relating to the acquisition of Comsat Int'l are provisional, due to the timing of the transaction, and will be finalised in the second half of the financial year. From the date of acquisition to September 30, 2007, Comsat Int'l has contributed to the group's results revenue of GBP28 million and profit of GBP2 million. If the acquisition had occurred on April 1, 2007, the group's revenue and profit would have been higher by GBP20 million and by GBP1 million, respectively.


Other

During the six months ended September 30, 2007, the group acquired a number of other smaller subsidiaries, including principally i2i Enterprise Private Limited, Basilica Group Limited and Brightview Plc for a total consideration of GBP126 million, including GBP40 million of deferred, contingent consideration. The provisional fair value of the combined net assets and goodwill arising in respect of these acquisitions were as follows:


At date of acquisition


                                                       Book          Provisional
                                                      value           fair value
                                                     GBPm                 GBPm
---------------------                              ------------        ---------
Property, plant and
equipment                                               7                    3
Trade and other receivables                            26                   26
Cash and cash equivalents                               2                    2
Trade and other payables                              (19)                 (19)
                                                     ------               ------
Net assets acquired                                    16                   12
Goodwill                                                                   114
                                                        ---                -----
Total consideration                                                        126
                                                        ===                =====


The fair value adjustments relating to these acquisitions are provisional due to the timing of the transactions and will be finalised in the second half of the financial year. From the date of acquisition, these acquisitions have contributed to the group's results revenue of GBP22 million and profit of GBP2 million. If the acquisitions had occurred on April 1, 2007, the group's revenue and profit would have been higher by GBP64 million and GBP3 million, respectively.

Acquisitions made in the year ended March 31, 2007

During the period, the group has updated the acquisition accounting for Counterpane, an acquisition made in the year ended March 31, 2007. As a result, a reclassification has been made between goodwill and other intangible assets to recognise the fair value of proprietary technology acquired with the business. Prior year balances have not been restated as the amount of the adjustment is not significant to the group.

13   Capital commitments

Capital expenditure for property, plant equipment and software contracted for at the balance sheet date but not yet incurred was GBP1,028 million (March 31, 2007, GBP779 million).

14   Related party transactions

During the six months ended September 30, 2007, the group purchased services in the normal course of business and on an arm's length basis from its associate, Tech Mahindra Limited. The value of services purchased was GBP145 million (September 30, 2006: GBP108 million) and the amounts outstanding and payable for services at September 30, 2007 was GBP114 million (September 30, 2006: GBP64 million).

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm, to the best of their knowledge, that this condensed set of financial statements has been prepared in accordance with IAS 34 as adopted by the European Union and that the Interim Management Report includes a fair review of the information required by Rules 4.2.7 and 4.2.8 of the Disclosure and Transparency Rules of the United Kingdom Financial Services Authority.

7 November 2007

The names and functions of the BT Group plc board can be found at

http://www.btplc.com/Thegroup/Theboard/TheBTboard.htm


Independent review report to BT Group plc on the interim financial information

Introduction

We have been engaged by the company to review the condensed set of financial statements in the interim report for the three and six months ended 30 September 2007, which comprises the group income statement, group statement of recognised income and expense, group cash flow statement and group balance sheet and related notes. We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information in the condensed set of financial statements.

Directors' responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the interim financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three and six months ended 30 September 2007 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP, Chartered Accountants

London

7 November 2007


Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: continued growth in revenue, EBITDA, earnings per share and dividends; growth in new wave revenue, mainly from networked IT services, broadband and mobility growth; implementation of BT's 21st Century Network in the UK and globally; the introduction of next generation services: anticipated benefits of BT's business transformation and accelerated cost savings; Global Services' cost savings; and improving shareholder returns.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT; future regulatory actions and conditions in BT's operating areas, including competition from others; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; and general financial market conditions affecting BT's performance and ability to raise finance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 08 November, 2007